EXHIBIT 77H

For RiverSource Disciplined Large Cap Growth Fund:

During the six-month period ended March 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, RiverSource Portfolio Builder funds, RiverSource Retirement Plus funds and RiverSource Investments, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.